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Bradley A. Pederson 612.977.8538 bpederson@taftlaw.com	Affirmative Action, Equal Opportunity Employer

July 28, 2023

submitted via edgar

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Energy & Transportation
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Kate Beukenkamp
Lilyanna Peyser

Re:	Sezzle Inc. Registration Statement on Form S-1 (File No. 333-270755)

Ladies and Gentlemen:

This letter will respond on behalf of Sezzle Inc. (the “Company” or “Sezzle”) to the comment letter dated July 16, 2023 (the “Comment Letter”) with respect to the above referenced Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 22, 2023, as amended by Amendment No. 1 filed by the Company on June 16, 2023 (collectively, the “Registration Statement”). To facilitate your review, we have included in this letter your original comments (in bold) in the Comment Letter followed by the Company’s responses, which have been numbered to correspond to the Comment Letter.

In conjunction with this response letter, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, concurrently herewith the Company is filing with the Commission, via EDGAR, Amendment No. 2 (the “Amendment”) to the Registration Statement reflecting the revisions described in this letter as well as certain other updated information.

Taft Stettinius & Hollister LLP / Taftlaw.com / The Modern Law Firm

U.S. Securities and Exchange Commission

July 28, 2023

Amendment No. 1 to Registration Statement on Form S-1 filed June 16, 2023

Cover Page

1.	We note your response to comment 1. Please revise the cover page of your prospectus to disclose and clearly explain how the offering price of your common stock will be determined in accordance with Item 501(b)(3) of Regulation S-K, including, specifically, Instruction 2. If your intent is to offer the securities at a price associated with the ASX, please tell us why you are permitted to do so. Additionally, to the extent appropriate, revise other sections of the prospectus, such as Risk Factors and Plan of Distribution, to include this and other relevant disclosure. Last, please revise the cover page to state that the sales of shares in recent private transactions or on the ASX may have little or no relation to the public offering price of the shares.

As requested, the Amendment updates the cover page and page 39 [risk factors] of the prospectus to state that “the sales of common stock in recent private transactions or on the ASX may have little or no relation to the price at which the Registered Stockholders may sell their shares pursuant to this prospectus.”

The prospectus relates solely to a resale registration statement in which the Registered Stockholders may, from time to time, sell the common stock covered by the prospectus in the manner described in the section of the prospectus titled “Plan of Distribution.” Consistent with Instruction 2 to Item 501(b)(3) of Regulation S-K, (i) the prospectus states that “[t]he Registered Stockholders or their pledgees, assignees or successors-in-interest may offer and sell or otherwise dispose of the shares of common stock described in [the] prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices,” and (ii) the cover page of the prospectus includes a cross-reference to the Plan of Distribution section of the prospectus, which includes the page number of the prospectus (page 107) and is highlighted by prominent bold font.

The foregoing disclosures are consistent with the disclosures included in resale prospectuses filed by other issuers with the Commission, including those issuers that updated their prospectuses in response to a similar comment from the Commission.

2.	We note that this offering “is not conditioned upon [y]our successful listing on the Nasdaq Capital Market.” Please tell us how you will revise the registration statement if you are not listed on the Nasdaq Capital Market, including whether the method by which you will determine the offering price will change.

The cover page of the prospectus states that the Company expects that within five business days of the date of the prospectus, the Company’s common stock will begin trading on the Nasdaq Capital Market. Although that remains the Company’s current intention, the effectiveness of the prospectus is not conditioned on the Company being listed on the Nasdaq Capital Market, as is stated on the cover page of the prospectus, and page 38 of the “Risk Factors” section of the prospectus. In the event that listing on the Nasdaq Capital Market does not occur and the Company determines to cease pursuing such listing, it is the Company’s intention to file a prospectus supplement stating that the Company has abandoned its plan to list on the Nasdaq Capital Market.

We trust that the foregoing has been responsive to the Staff’s comments. The Company is seeking effectiveness of the prospectus as promptly as possible. If there is anything that the Company can do to expedite the Staff’s review, please contact me at (612) 877-8538 or bpederson@taftlaw.com.

Sincerely,

Taft Stettinius & Hollister LLP
Bradley A. Pederson